SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XENONICS HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984117101

(CUSIP Number)

September 10, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984117101

1.	Names of Reporting Persons. Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,221,564

	6.	Shared Voting Power 87,000

	7.	Sole Dispositive Power 1,221,564

	8.	Shared Dispositive Power 87,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,308,564

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a).		Name of Issuer: Xenonics Holdings, Inc.
Item 1(b).		Address of Issuer’s Principal Executive Offices: 3186 Lionshead Avenue. Carlsbad, California 92010

Item 2(a).		Name of Person Filing: Stephen D. Baksa
Item 2(b).		Address of Principal Business Office or, if none, Residence: 2 Woods Lane, Chatham, NJ 07928
Item 2(c).		Citizenship: United States of America
Item 2(d).		Title of Class of Securities: Common Stock
Item 2(e).		CUSIP Number: 984117101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
None of the above. The statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.
(a) Amount beneficially owned: 1,308,564 shares of Common Stock
(b) Percent of class: 5.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,221,564
(ii) Shared power to vote or to direct vote: 87,000
(iii) Sole power to dispose or to direct the disposition of: 1,221,564
(iv) Shared power to dispose or to direct the disposition of: 87,000

The foregoing amounts include 1,221,564 shares (approximately 4.9% of the total outstanding) owned directly by the Reporting Person and 87,000 shares (approximately 0.3% of the total outstanding) held by trusts for the benefit of the Reporting Person’s adult children. The Reporting Person is a co-trustee of such trusts and, therefore, may be deemed to be the beneficial owner of such shares for purposes of this report. However, the Reporting Person disclaims beneficial ownership of all 87,000 shares held by such trusts.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 8, 2011

/s/ Stephen D. Baksa
STEPHEN D. BAKSA